SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 24, 2019 between
LISTED FUNDS TRUST
and
Roundhill Financial Inc.

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Roundhill BITKRAFT Esports & Digital Entertainment ETF	0.50%
Roundhill Sports Betting & iGaming ETF	0.75%
Roundhill Streaming Services & Technology ETF	0.75%
Roundhill MVP ETF	0.75%
Roundhill Metaverse ETF	0.75%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of June 23, 2021.

LISTED FUNDS TRUST		ROUNDHILL FINANCIAL INC.
By:	/s/ Kent Barnes	By:	/s/ Tim Maloney
Name:	Kent P. Barnes	Name:	Tim Maloney
Title:	Secretary	Title:	Chief Investment Officer